UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                               Fila Holding S.p.A.
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                                (Name of Issuer)

                                Ordinary Shares+
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                         (Title of Class of Securities)

                                   316850 30 4
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                                 (CUSIP Number)

                                Giorgio Cogliati
                              RCS MediaGroup S.p.A.
       (formerly known as "Holding di Partecipazioni Industriali S.p.A.")
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                                (011) 3902-258-41
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 7, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

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+     Including American Depositary Shares representing Ordinary Shares of the
      Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
316850 30 4
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1     NAME OF REPORTING PERSON

      RCS MediaGroup S.p.A. (formerly "Holding di Partecipazioni Industriali S.p.A.")
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|

      (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      WC, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Italy
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               7     SOLE VOTING POWER

                     94,779,730 Ordinary Shares (including Ordinary Shares in
                     the form of American Depositary Shares)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            94,779,730 Ordinary Shares (including Ordinary Shares in
    WITH             the form of American Depositary Shares)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      94,779,730 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      98.2 %
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14    TYPE OF REPORTING PERSON

      HC
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

            This Amendment No. 8 ("Amendment No. 8") amends Item 3 of Schedule 13D previously filed and amended (as so filed and amended prior to the date hereof "Schedule 13D") by RCS MediaGroup S.p.A. (formerly named "Holding di Partecipazioni Industriali S.p.A.") and amends and restates Item 5 of Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 of Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

            During the period from September 12, 2003 through October 7, 2003, RCS delivered an aggregate of U.S. $558,197.92 to The Bank of New York in its capacity as tender agent for the Offer as payment for 498,391 Fila ADSs validly tendered during the subsequent offering periods (the 498,391 Ordinary Shares so purchased in the form of Fila ADSs, the "Subsequent Offering Period Shares"). The source of funds for RCS' purchase of the Subsequent Offering Period Shares was RCS' working capital. As a result of RCS' acquisition of the Subsequent Offering Period Shares, RCS' percentage ownership of Fila's share capital increased from 97.68% to 98.2%.

Item 5. Interest in Securities of Issuer.

            Item 5 of Schedule 13D is hereby amended and restated as follows:

            (a) - (b) RCS beneficially owns 94,779,730 Ordinary Shares (including Ordinary Shares in the form of Fila ADSs) representing 98.2% of the outstanding Ordinary Shares. RCS has sole power to vote and dispose of such Ordinary Shares.

            To the best knowledge of RCS, none of the other persons named in
Item 2 of the Schedule 13D has the sole or shared power to vote or direct the vote or the sole or shared power to dispose of any Ordinary Shares except by virtue of being members of the Board of Directors of RCS.

            (c) On September 11, 2003, RCS purchased 6,368,803 Fila ADSs representing 6,368,803 Ordinary Shares for US$1.12 per Fila ADS. The Fila ADSs purchased by RCS were validly tendered and not withdrawn at the conclusion of the initial offering period of the Offer (or tendered in the subsequent offering period). During the period from September 12, 2003 through October 7, 2003, RCS purchased an aggregate of 498,391 Fila ADSs representing 498,391 Ordinary Shares for US$1.12 per Fila ADS. The Fila ADSs so purchased by RCS were validly tendered during the subsequent offering periods.


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

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2003

                                                     RCS MediaGroup S.p.A.


                                                     /s/ Giorgio Cogliati
                                                     ---------------------------
                                                     Name:  Giorgio Cogliati
                                                     Title: Attorney-in-Fact


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